Pentegra Distributors, Inc.

Financial Statements and Supplementary
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2018

Pentegra Distributors, Inc.

*Financial Statements and
Supplementary Schedules*

As of and for the year ended December 31, 2018

Contents

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-42445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pentegra Distributors, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

701 Westchester Avenue Suite 320E

(No. and Street)

White Plains	**NY**	**10604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars G. Ernst (914) 821-9554

                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker, LLC

             (Name – *if individual, state last, first, middle name*)

100 Middle Street	**Portland**	**ME**	**04101**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Lars G. Ernst__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pentegra Distributors, Inc.__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

__VP, Chief Compliance Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker (NY), LLC

We have served as the Company's auditor since 2007.

Portland, Maine
February 27, 2019


Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2018


Assets:

Cash	$	678,453
Due from Parent		49,444
Prepaid expenses		26,047
Total assets	$	753,944

Liabilities and shareholder's equity:

Accrued expenses	$	2,250
Total liabilities		2,250

Shareholder's equity:

Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	25,351
Retained earnings	726,342
Total shareholder's equity	751,694
Total liabilities and shareholder's equity	$ 753,944

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Income

Year Ended December 31, 2018

Revenue:		
Service income	$	1,525,081
Total revenue		1,525,081
Expenses:		
Compensation and benefits		211,277
Professional fees		29,126
Regulatory fees		35,796
Facilities		25,338
Other		29,308
Total expenses		330,845
Income before income tax expense		1,194,236
Income tax expense		311,736
Net income	$	882,500

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2018

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2017	100	$ 1	$ 25,351	$ 768,842	$ 794,194
Dividend to Parent	-	-	-	(925,000)	(925,000)
Net income	-	-	-	882,500	882,500
Balance, December 31, 2018	100	$ 1	$ 25,351	$ 726,342	$ 751,694

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities

Net income	$	882,500

Adjustments to reconcile net income to net cash provided by
  operating activities:
  Changes in assets:
  (Increase)decrease in:

Decrease in prepaid expenses	400
Increase in due from Parent/affiliates	(10,923)
Net cash provided by operating activities	871,977

Cash flows from financing activities:

Cash dividend paid	(925,000)
Net cash used for financing activities	(925,000)

Net decrease in cash	(53,023)
Cash at beginning of year	731,476

Cash at end of year	$	678,453

Cash paid for income taxes	$	323,698

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities

The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenue is calculated using an agreed upon fee rate between the Parent and the Company of the fair market value on the last day of each month of all regulated investment company share assets for tax-qualified and other plans and arrangements sponsored by clients of the Parent. The Company believes the performance obligation for providing distribution services to the clients of the Parent are satisfied over time. Receipt of revenue is satisfied within thirty days of the last day of each month.

Income Taxes

The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash

Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account that may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

2. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification ("ASC") (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. The Company adopted the revenue recognition standard beginning January 1, 2018 and it did not have a material impact to the Company's financial statements.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $676,203, which was $671,203 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

The Company is exempt from SEC Rule 15c3-3 paragraph (k) (1) in that its business is limited to the purchase and sale of shares of registered investment companies.

4. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $1,525,081 and represent 100 percent of the Company's revenue reported on the statement of income.

Expenses allocated under this agreement of $259,967 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2018 amounted to $70,877.

At December 31, 2018, the Parent owed the Company $49,444.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

5. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$ 234,589
State	77,147
Total income taxes	$ 311,736

FASB ASC Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

6. Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2018 through the issuance date of these financial statements and no events have occurred requiring recognition or disclosure.

7. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business, which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2018, the Company was not involved in any litigation or any other legal claims.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Computation of Net Capital

Total shareholder's equity	$	751,694
Less: Non-allowable assets		75,491
Net capital		676,203
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $2,250, or $5,000, whichever is greater		5,000
Excess net capital	$	671,203
Aggregate indebtedness	$	2,250

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2018.

Pentegra Distributors, Inc.

Schedule II

Determination of Reserve Requirements and Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

For the year ended December 31, 2018, the brokerage transactions of the Company
were limited to the purchase and sale of shares of registered investment companies and
the Company is, therefore, exempt from Rule 15c3-3 (paragraph (k)(1)).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Pentegra Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker (NY), LLC

Portland, Maine
February 27, 2019

11

Pentegra Distributors, Inc.

Report of Exemption from Rule 15c3-3

December 31, 2018

The Company does not handle cash or securities on behalf of its customers. It is exempt from compliance with SEC Rule 15c3-3 under paragraph (k)(1) of that rule since its business is limited to purchase and sales of mutual funds, and to the best of my knowledge and belief has been so throughout 2018 without exception.

Lars G. Ernst
VP, Chief Compliance Officer